Filed by BioCryst Pharmaceuticals, Inc. pursuant to Rule 425

Under the Securities Act of 1933

And Deemed Filed Pursuant to Rule 14a-12

Under the Securities Exchange Act of 1934

Subject Company: BioCryst Pharmaceuticals, Inc.
Commission File No. of Subject Company: 000-23186

FOR IMMEDIATE RELEASE

BioCryst Issues Letter to Stockholders Reiterating
Upside Potential of Value-Enhancing Merger with Idera

Powerful IMO-2125 Data from ILLUMINATE-204 Trial Further Supports Value of Combination

RESEARCH TRIANGLE PARK, N.C., June 5, 2018 -- BioCryst Pharmaceuticals, Inc. (NASDAQ:BCRX) (“BioCryst” or the “Company”), a pharmaceutical company focused on the development and commercialization of treatments for rare diseases, today issued an open letter to stockholders in connection with the Company’s Special Meeting of Stockholders to be held on July 10, 2018.

The full text of the letter follows:

Dear Fellow Stockholder,

BioCryst’s Special Meeting of Stockholders is scheduled for July 10, 2018. We urge you to vote today “FOR” the merger transaction with Idera Pharmaceuticals, Inc. (“Idera”) using the enclosed proxy card. The BioCryst Board of Directors believes this transaction represents a significant opportunity to enhance the value of your investment in BioCryst and unanimously recommends that stockholders vote “FOR” the transaction, which will create a new company to be called Valenscion Incorporated (“Valenscion” or the “combined company”).

We scheduled our Special Meeting for July 10, 2018 to allow sufficient time prior to the meeting date for our stockholders to consider additional data for IMO-2125, which was presented by Idera on June 4, 2018 at the American Society of Clinical Oncology (“ASCO”) Annual Meeting. The additional data reinforces the clinical attractiveness of this treatment option and supports IMO-2125 as a Phase 3 asset that will have real utility in the array of potential immuno-oncology treatments for cancer patients with very few options.

We recognize that some investors have questioned the value of the BioCryst merger with Idera; however, we believe the concerns expressed by these investors are fundamentally misguided. We would like to set the record straight on the merits of the proposed merger, which we believe is even more compelling today than it was just weeks ago, and again highlight the benefits of this transaction for our patients, employees and stockholders.

THE DATA FOR IMO-2125 CONTINUES TO BE CLINICALLY MEANINGFUL AFTER DOUBLING THE NUMBER OF PATIENTS

THE DATA FOR IMO-2125 FURTHER SUPPORTS OUR CONCLUSION THAT THE IDERA MERGER IS A VALUE-ENHANCING OPPORTUNITY FOR BIOCRYST STOCKHOLDERS; ONE THAT APPROPRIATELY VALUES THE RELATIVE CONTRIBUTIONS OF IDERA AND BIOCRYST

Both BioCryst and Idera have promising late-stage drug candidates. We strongly believe that the combination of the two companies, creating a company with a rare disease pipeline, presents a compelling opportunity for significant potential financial returns for our stockholders.

Idera’s IMO-2125 results presented earlier this month at ASCO create a treatment profile even more attractive than we considered in our market research and ultimately used to forecast the value as part of our Board's comprehensive strategic review process. When BioCryst was conducting due diligence as part of our Board's comprehensive strategic review process, we assumed a response rate of 30.0% for IMO-2125 when determining the appropriate valuation for Idera. The response rate reported at ASCO of 38.1% demonstrates substantial clinical benefit and notably, is approximately triple that of response rate of 13% for Ipilimumab alone. Additionally, IMO-2125 demonstrated a disease control rate of 71.4% of patients, including patients who are Stable Disease, some of whom are now more than one year into the trial. We believe this durable data further supports the value creation potential of the merger.

NEW IDERA DATA SUPPORTS VALUE PROPOSITION OF COMBINED COMPANY, DE-RISKED PORTFOLIO AND SIGNIFICANT UPSIDE POTENTIAL FOR STOCKHOLDERS

Following its strategic review process, the BioCryst Board and management team concluded that the transaction with Idera significantly enhances long-term BioCryst stockholder value and that the valuation and terms negotiated by the parties were equitable. The notion that the terms of the agreement are unfairly dilutive to BioCryst stockholders due to the companies’ disparate risk profiles is premised on misguided assumptions that: (i) BioCryst’s lead asset is essentially guaranteed to succeed, and (ii) Idera’s portfolio is unproven and excessively risky.

While those questioning the strategic rationale of the merger are of the view that the BioCryst pipeline contains significantly greater upside than that of Idera, their analysis irresponsibly assumes Phase 2 trial results for BCRX-7353 are highly predictive of the success of our drug candidates in Phase 3 trials. We have an appropriate level of confidence in our science, but to assume Phase 3 clinical trial success does not take into account the inherent risks in biopharmaceutical drug discovery and development. Instead, BioCryst assigned a probability of success for the BCRX-7353 Phase 3 pivotal trial of 70%, which management believes is a reasonable estimate based on the Phase 2 trial results and taking into account other industry estimates of the success probability rate for compounds entering Phase 3 of development. We believe our analysis is appropriate for estimating value and was supported by the fairness opinion we received from J.P. Morgan, and therefore the BioCryst Board determined that the merger made strategic and financial sense.

Idera’s recent results for IMO-2125 suggest that its response rate is even higher than our assumptions, and now with a doubling of the number of patients treated and evaluated since we conducted this analysis, there is even more evidence to support our belief in the value of the combination for BioCryst stockholders.

A CLEAR AND COMPELLING STRATEGIC RATIONALE TO CREATE SUBSTANTIAL VALUE

The BioCryst Board continues to believe that the merger with Idera creates substantial upside potential for BioCryst stockholders. In addition, through the strategic review process undertaken by the BioCryst Board, the Board identified numerous strategic benefits resulting from the merger.

•	Diversifying Risk: Together, BioCryst and Idera will have a much larger pipeline with a greater number of compelling late-stage drug candidates. Valenscion’s risk will be distributed more broadly across multiple promising assets, creating more opportunities for success and adding greater financial flexibility for the developmental investments that will need to be made by both BioCryst and Idera in the coming years.

•	Bolstering Development Pipeline: The recently published data from Idera’s IMO-program further underscores the merits and strategic rationale for the combination as originally outlined by the companies in January 2018. Now having a significantly larger data set for Idera's lead program and a robust result, Valenscion has two Phase 3 assets that have potential to deliver significant value.

•	Creating Meaningful Synergies and Cash Generation Opportunities: The combined company will have meaningful administrative synergy opportunities, and expects to realize approximately $20 million in cash synergies in year two and a total of $30 million in annual pre-tax cost synergies in year three after closing. Together, BioCryst and Idera are expected to have opportunities to generate non-dilutive capital, which can be thoughtfully and effectively allocated to maximize the portfolio’s market potential and create stockholder value. For example, the cash generated by Idera’s IMO-2125 program will potentially be used strategically to invest in BCX-7353 launch activities, creating additional synergies and maximizing the cash use efficiency of the combined company.

•	Combining Powerful Discovery Engines: The combined company will be well-positioned to capitalize on both BioCryst and Idera's separate and complementary talents and expertise to successfully commercialize late-stage development candidates and expand the number of rare disease targets that can be advanced into development. By leveraging both structure-guided small molecule design and nucleic acid/oligonucleotide chemistry within one organization, Valenscion may also be able to create more effective and potentially unique treatments for rare diseases that would not be possible for either BioCryst or Idera on a standalone basis.

With a lower risk profile, a stronger financial foundation, enhanced discovery capabilities and more opportunities for success, Valenscion will be well-positioned to capitalize on its rare disease pipeline and build greater and more sustainable value for the benefit of stockholders, as well as patients with rare diseases, beyond what the two companies could achieve alone.

THE PROPOSED MERGER IS THE CULMINATION OF A LENGTHY AND EXTENSIVE EVALUATION OF STRATEGIC OPPORTUNITIES

Prior to entering the merger agreement, the BioCryst Board conducted a careful and thoughtful review of strategic opportunities. The Board was assisted in this work by leading outside financial and legal advisors. J.P. Morgan Securities LLC is serving as exclusive financial advisor to BioCryst and provided a fairness opinion to the BioCryst Board in connection with the transaction.

During the strategic review process, which began in early February 2016 and is described in our proxy statement, the BioCryst Board met numerous times to discuss a number of potential opportunities to both enhance value and diversify risk, including considering the value potential of the Company’s standalone plan, mergers, bolt-on acquisitions and in-licensing transactions. We also determined the desired attributes of a strategic counterparty in a potential transaction, and spoke with multiple credible parties that expressed interest in exploring a possible strategic transaction.

The merger agreement with Idera is the result of an evaluation of multiple potential options. After evaluating opportunities and engaging with five other possible counterparties, the Board determined that the proposed transaction with Idera creates more compelling potential for value creation than other alternative strategies available to the Company. While the Company maintains an open and constructive dialogue with its stockholders, the Board based its decision on what it determined to be in the interests of the Company and its stockholders generally. Any suggestion that the Company did not conduct a thorough evaluation of strategic options prior to agreeing to the merger or that the merger was designed to disproportionately benefit insiders or a single stockholder is simply false. Stockholders need look no further than our proxy statement, which clearly describes the thoughtful and deliberate process by which the Board reached its decision.

PROVEN LEADERSHIP AND STRONG GOVERNANCE TO GUIDE PIPELINE
DEVELOPMENT AND DELIVER ON VALUE PROPOSITION

The combined company will have a highly engaged, seasoned Board and management with a proven track record of getting drugs approved and successfully launched. The Board will comprise nine members – four from each of the current BioCryst Board and the current Idera Board, and one person to be mutually agreed by the BioCryst Board and the Idera Board who is not a director, officer or affiliate of either BioCryst or Idera. The mutually agreed director also will not be a representative of the combined company’s largest stockholder, ensuring no one stockholder carries undue influence over the company, just as BioCryst operates today.

As we write the next chapter of BioCryst’s growth, the combined company is attractively positioned to unlock the compelling value of the merger while also executing on its strategic plan to drive long-term growth and attractive returns for stockholders going forward.

Vote “FOR” the Merger Proposal TODAY

Your Board of Directors believes that the merger is value-enhancing for BioCryst stockholders, and we recommend that stockholders vote today “FOR” the merger proposal.

Your vote is extremely important, no matter how many shares you own. Please take a moment to vote “FOR” the proposals set forth on the proxy card today – by internet, telephone toll-free or by signing, dating and returning the enclosed proxy card in the postage-paid envelope provided.

If you have any questions or need assistance voting your shares, please contact Innisfree M&A, our proxy solicitor, by calling toll-free at (877) 800-5834 (from the U.S. and Canada) and (412) 232-3651 (from other locations) or collect at (212) 750-5833.

We are excited about the opportunities ahead for BioCryst and thank you for your continued support.

Sincerely,

The BioCryst Board of Directors

If you have any questions about how to vote your shares, or need additional assistance, please contact our proxy solicitor:

INNISFREE M&A INCORPORATED

TOLL-FREE at 888-750-5834 or collect at 212-750-5833

About BioCryst Pharmaceuticals

BioCryst Pharmaceuticals designs, optimizes and develops novel small-molecule medicines that address both common and rare conditions. BioCryst has several ongoing development programs including BCX7353, an oral treatment for hereditary angioedema, galidesivir, a potential treatment for filoviruses, and a preclinical program to develop oral Alk-2 inhibitors for the treatment of fibrodysplasia ossificans progressive (“FOP”). RAPIVAB® (peramivir injection), a viral neuraminidase inhibitor for the treatment of influenza, is BioCryst's first approved product and has received regulatory approval in the U.S., Canada, Australia, Japan, Taiwan, Korea and the European Union. Post-marketing commitments for RAPIVAB are ongoing. For more information, please visit the Company's website at www.BioCryst.com.

Additional Information and Where to Find It

In connection with the proposed mergers, Nautilus Holdco, Inc. (“Holdco”) has filed with the U.S. Securities and Exchange Commission (the “SEC”), and the SEC has declared effective on March 29, 2018, a Registration Statement on Form S-4 (as may be amended from time to time, the “Registration Statement”) that includes the joint proxy statement of BioCryst and Idera Pharmaceuticals, Inc. (“Idera”) and that also constitutes a prospectus of Holdco. BioCryst, Idera and Holdco may also file other documents with the SEC regarding the proposed transaction. This document is not a substitute for the definitive joint proxy statement/prospectus or Registration Statement or any other document that may be filed by each of BioCryst and Idera with the SEC. BEFORE MAKING ANY VOTING DECISION, IDERA’S AND BIOCRYST’S RESPECTIVE STOCKHOLDERS ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS IN ITS ENTIRETY AND ANY OTHER DOCUMENTS FILED BY EACH OF IDERA AND BIOCRYST WITH THE SEC IN CONNECTION WITH THE PROPOSED TRANSACTION OR INCORPORATED BY REFERENCE THEREIN BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION AND THE PARTIES TO THE PROPOSED TRANSACTION. Investors and stockholders may obtain free copies of these materials and other documents filed with the SEC (when available) by BioCryst, Idera and Holdco through the website maintained by the SEC at www.sec.gov. Idera and BioCryst make available free of charge at www.iderapharma.com and www.biocryst.com, respectively (in the “Investors” section), copies of materials they file with, or furnish to, the SEC.

Participants in the Solicitation

This document does not constitute a solicitation of proxy, an offer to purchase or a solicitation of an offer to sell any securities. Idera, BioCryst and their respective directors, executive officers and certain employees and other persons may be deemed to be participants in the solicitation of proxies from the stockholders of Idera and BioCryst in connection with the proposed mergers. Security holders may obtain information regarding the names, affiliations and interests of Idera’s directors and officers in Idera’s Annual Report on Form 10-K for the fiscal year ended December 31, 2017, which was filed with the SEC on March 7, 2018 and its definitive proxy statement for the 2018 annual meeting of stockholders, which was filed with the SEC on May 22, 2018. Security holders may obtain information regarding the names, affiliations and interests of BioCryst’s directors and officers in BioCryst’s Annual Report on Form 10-K for the fiscal year ended December 31, 2017, and any amendments thereto, which was filed with the SEC on March 12, 2018 and its definitive proxy statement for the 2018 annual meeting of stockholders, which was filed with the SEC on May 10, 2018. Additional information about the interests of BioCryst’s directors and officers and Idera’s directors and officers in the proposed mergers can be found in the above-referenced Registration Statement. These documents may be obtained free of charge from the SEC’s website at www.sec.gov, Idera’s website at www.iderapharma.com and BioCryst’s website at www.biocryst.com.

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the federal securities laws, including Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These statements involve known and unknown risks, uncertainties and other factors which may cause actual results, performance or achievements to be materially different from any future results, performances or achievements expressed or implied by the forward-looking statements. These statements reflect our current views with respect to future events and are based on assumptions and are subject to risks and uncertainties, and important factors that could cause actual events or results to differ materially from Idera’s or BioCryst’s plans, estimates or expectations. Given these uncertainties, you should not place undue reliance on these forward-looking statements. With respect to the transactions contemplated by the merger agreement between Idera and BioCryst, these factors could include, but are not limited to: (i) Idera or BioCryst may be unable to obtain stockholder approval as required for the mergers; (ii) conditions to the closing of the mergers may not be satisfied; (iii) the mergers may involve unexpected costs, liabilities or delays; (iv) the effect of the announcement of the mergers on the ability of Idera or BioCryst to retain and hire key personnel and maintain relationships with patients, doctors and others with whom Idera or BioCryst does business, or on Idera’s or BioCryst’s operating results and business generally; (v) Idera’s or BioCryst’s respective businesses may suffer as a result of uncertainty surrounding the mergers and disruption of management’s attention due to the mergers; (vi) the outcome of any legal proceedings related to the mergers; (vii) Idera or BioCryst may be adversely affected by other economic, business, and/or competitive factors; (viii) the occurrence of any event, change or other circumstances that could give rise to the termination of the merger agreement; (ix) risks that the mergers disrupt current plans and operations and the potential difficulties in employee retention as a result of the mergers; (x) the risk that Idera or BioCryst may be unable to obtain governmental and regulatory approvals required for the transactions, or that required governmental and regulatory approvals may delay the transactions or result in the imposition of conditions that could reduce the anticipated benefits from the transactions contemplated by the merger agreement or cause the parties to abandon the transactions contemplated by the merger agreement; (xi) risks that the anticipated benefits of the mergers or other commercial opportunities may otherwise not be fully realized or may take longer to realize than expected; (xii) the impact of legislative, regulatory, competitive and technological changes; (xiii) risks relating to the value of the new holding company shares to be issued in the mergers; (xiv) expectations for future clinical trials, the timing and potential outcomes of clinical studies and interactions with regulatory authorities; (xv) the risk that the credit ratings of the combined company or its subsidiaries may be different from what the companies expect; (xvi) economic and foreign exchange rate volatility; (xvii) the continued strength of the medical and pharmaceutical markets; (xviii) the timing, success and market reception for Idera’s and BioCryst’s products; (xix) the possibility of new technologies outdating Idera’s or BioCryst’s products; (xx) continued support of Idera’s or BioCryst’s products by influential medical professionals; (xxi) reliance on and integration of information technology systems; (xxii) the risks associated with assumptions the parties make in connection with the parties’ critical accounting estimates and legal proceedings; (xxiii) the potential of international unrest, economic downturn or effects of currencies, tax assessments, tax adjustments, anticipated tax rates, raw material costs or availability, benefit or retirement plan costs, or other regulatory compliance costs; and (xxiv) other risks to the consummation of the mergers, including the risk that the mergers will not be consummated within the expected time period or at all. These risks, as well as other risks associated with the proposed mergers, are more fully discussed in the joint proxy statement/prospectus included in the Registration Statement filed with the SEC in connection with the proposed mergers. While the list of factors presented here is, and the list of factors presented in the Registration Statement are, considered representative, no such list should be considered a complete statement of all potential risks and uncertainties. Unlisted factors may present significant additional obstacles to the realization of forward looking statements. Consequences of material differences in results as compared with those anticipated in the forward-looking statements could include, among other things, business disruption, operational problems, financial loss, legal liability to third parties and similar risks, any of which could have a material adverse effect on BioCryst’s or Idera’s consolidated financial condition, results of operations, credit rating or liquidity. Readers are urged to consider these factors carefully in evaluating these forward-looking statements, and not to place undue reliance on any forward-looking statements. Readers should also carefully review the risk factors described in other documents that Idera and BioCryst file from time to time with the SEC. The forward-looking statements in this document speak only as of the date of this document. Except as required by law, Idera and BioCryst assume no obligation to update or revise these forward-looking statements for any reason, even if new information becomes available in the future.

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BCRXW

Contact

BioCryst Pharmaceuticals

Thomas Staab, 919-859-7910

Senior Vice President, Chief Financial Officer

tstaab@biocryst.com

or

Additional Investor Contact:

Innisfree M&A Incorporated

Scott Winter, 212-750-7271